UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): July 29, 2021

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(833) 700-0595

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Investment in Real Estate

As previously disclosed, on June 9, 2021, Elevate.Money REIT I, Inc. (the “Company”, “we” or “us”) entered into a purchase and sale agreement with Niveshak FW Group to acquire a real estate property consisting of one building located on one 1.70 acres parcel of land with an aggregate net rentable space of approximately 8,320 square feet located in Fort Worth, Texas (the “Family Dollar Fort Worth Property”).

On July 29, 2021, the Company completed the acquisition of the Family Dollar Fort Worth Property. This property is 100% leased to Family Dollar Stores, a leading national discount retailer. The lease is guaranteed by Family Dollar Stores, Inc. which in turn is owned by Dollar Tree, Inc (NASDAQ: DLTR). The property’s double-net lease expires on June 30, 2026. Family Dollar has four additional 5-year renewal options pursuant to the lease. The property is expected to generate $688,550.37 in total revenue over the course of its remaining lease term.

The contract purchase price for the property was $2,000,000, exclusive of closing costs. The Company paid the purchase price through a combination of a $1,340,000 mortgage loan from Dew Claw, LLC, an unaffiliated lender, and $778,892 borrowed under the Company’s revolving line of credit from its sponsor and advisor, Elevate.Money LLC, formally known as Escalate Wealth, LLC (our “Advisor”). The mortgage provides 12-month financing at a fixed rate of 8% with twelve months of interest only payments, guaranteed by the Company’s CEO Harold Hofer. Advances under the line of credit from our Advisor bear interest at the rate of 6% per annum on a cumulative, non-compounded basis, and are repayable on March 11, 2022. The Company intends to repay the advances under our line of credit with proceeds from our offering of common stock pursuant to Regulation A.

The seller of the property was not affiliated with the Company or its affiliates. Under the terms of the Company’s Amended and Restated Real Estate Services Agreement, the Company paid Lalutosh Real Estate Services, LLC, an affiliate of the Advisor, an acquisition assistance fee of $60,000 in connection with this acquisition. Additional fees payable to our Advisor and Lalutosh Real Estate Services, LLC are described in greater detail in under the heading “Compensation”, starting on page 58, of our Offering Circular filed with the Securities and Exchange Commission on August 9, 2021.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ HAROLD HOFER
Harold Hofer
Chief Executive Officer

Date: August 11, 2021